Exhibit 99.1
Cresco Labs Promotes Greg Butler to President

CHICAGO – February 1, 2024 — Cresco Labs Inc. (CSE:CL) (OTCQX:CRLBF) (FSE: 6CQ) (“Cresco” or “Company”), the industry leader in branded cannabis products and the operator of Sunnyside* dispensaries, is pleased to announce the promotion of Greg Butler to the position of President.
“This is a well-deserved promotion for Greg which recognizes his contributions to the development of Cresco Labs thus far and ensuring our preparedness for the cannabis industry of the future. Greg has been a great partner, has made a tremendous impact on all aspects of our organization over the years and I look forward to working with him in this capacity as we charge forward,” said Charlie Bachtell, CEO of Cresco Labs. “As the industry continues to evolve, we’re confident we have the right people, strategies, brands, and infrastructure in place for long-term industry leadership.”
In this role, Butler will oversee all aspects of Cresco Labs’ operations, including production, retail operations, marketing and sales, corporate planning, and investor relations. Butler joined Cresco Labs in 2020 as Chief Commercial Officer and has advised the company since 2018. He has been instrumental in innovating and professionalizing all aspects of Cresco Labs’ business including strategic planning, wholesale operations, and retail expansion. Prior to Cresco Labs, Butler had over two decades of experience leading large iconic and insurgent brands for both large Fortune 500 and smaller privately owned businesses.
“I’m honored and incredibly excited to work alongside Charlie and the Cresco Labs team to evolve and accelerate our growth story,” said Greg Butler. “We are watching the evolution of one of the most dynamic consumer industries at the heart of a major cultural shift that will continue for years to come. It is an exciting time to help build a new industry, an enduring business, and the best team in the cannabis and I could not be more confident in the future.
About Cresco Labs Inc.
Cresco Labs’ mission is to normalize and professionalize the cannabis industry through a CPG approach to building national brands and a customer-focused retail experience, while acting as a steward for the industry on legislative and regulatory-focused initiatives. As a leader in cultivation, production and branded product distribution, the Company is leveraging its scale and agility to grow its portfolio of brands that include Cresco, High Supply, FloraCal, Good News, Wonder Wellness Co., Mindy’s and Remedi, on a national level. The Company also operates highly productive dispensaries nationally under the Sunnyside brand that focus on building patient and consumer trust and delivering ongoing education and convenience in a wonderfully traditional retail experience. Through year-round policy, community outreach and SEED initiative efforts, Cresco Labs embraces the responsibility to support communities through authentic engagement, economic opportunity, investment, workforce development and legislative initiatives designed to create the most responsible, respectable and robust cannabis industry possible. Learn more about Cresco Labs’ journey by visiting www.crescolabs.com or following the Company on Facebook, X or LinkedIn.

Forward-Looking Statements
This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). Such forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company’s control. Generally, such forward-looking statements can be identified by the use of forward-looking terminology such as, ‘may,’ ‘will,’ ‘should,’ ‘could,’ ‘would,’ ‘expects,’ ‘plans,’ ‘anticipates,’ ‘believes,’ ‘estimates,’ ‘projects,’ ‘predicts,’ ‘potential’ or ‘continue’ or the negative of those forms or other comparable terms. The Company’s forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including but not limited to those risks discussed under “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2022, filed on March 21, 2023, other documents filed by the Company with Canadian securities regulatory authorities; and other factors, many of which are beyond the control of the Company. Readers are cautioned that the foregoing list of factors is not exhaustive. Because of these uncertainties, you should not place undue reliance on the Company’s forward-looking statements. No assurances are given as to the future trading price or trading volumes of Cresco Labs’ shares, nor as to the Company’s financial performance in future financial periods. The Company does not intend to update any of these factors or to publicly announce the result of any revisions to any of the Company’s forward-looking statements contained herein, whether as a result of new information, any future event or otherwise. Except as otherwise indicated, this press release speaks as of the date hereof. The distribution of this press release does not imply that there has been no change in the affairs of the Company after the date hereof or create any duty or commitment to update or supplement any information provided in this press release or otherwise.
Contacts
Media
Jason Erkes, Cresco Labs
Chief Communications Officer
press@crescolabs.com
312-953-2767
Investors
TJ Cole, Cresco Labs
Head of Investor Relations
investors@crescolabs.com

General Cresco Labs Inquiries
312-929-0993
info@crescolabs.com